Exhibit 99.1

Re: Immediate report – Purchase of all outstanding shares of ILS Brokers Ltd.

INX Limited (the “Company”) hereby reports that on June 9, 2021 ("Execution Date"), the Company entered into an agreement for the purchase of all outstanding shares (the “Purchased Shares”) of ILS Brokers Ltd. (“ILSB”) for a purchase price equal to US$4,745,485 (the “Transaction"). After the Transaction the Company intends to continue the operations of the interbank brokerage activity of ILSB. The Company and the sellers commenced the performance of the closing conditions (including payment of the consideration) and aim to finalize the Transaction within the next few days.

Approximately 20% of the Purchased Shares are held by Mr. Shy Datika (including through an entity controlled by Mr. Datika), the founder and President of the Company. However, Mr. Datika waived his right to receive full consideration for the Transaction and instead he will receive only an amount equal to the tax payment due by him and his affiliated entity in connection with the Transaction. Therefore, following the Execution Date, the Company processed payment to the selling shareholders in an aggregate cash amount of US$4,255,333. The Company further agreed to pay an additional amount equal to the net profit of ILSB for the period from March 31, 2021 to May 31, 2021 (and in the event of a loss, the shareholders will compensate the Company for such loss). The shares were purchased from the existing shareholders on an AS-IS basis, with only limited representations by such shareholders.

Forward Looking Statements

Some of the statements in this press release constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “project,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the research, development, and use of our products; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future. Forward- looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in greater detail in our Annual Report on Form 20-F for the year ending December 31, 2020, filed with the Securities Exchange Commission on April 29, 2021, including under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable as of the date hereof, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.